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                                                                                   Exhibit 99(a)

                            Entergy Arkansas, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                            Twelve Months Ended
                                                                                                              Sept 30,
                                                              1997      1998      1999      2000      2001      2002
Fixed charges, as defined:
  Total Interest Charges                                     $104,165   $96,685   $97,023  $101,600  $109,523  $106,100
  Interest applicable to rentals                               17,529    15,511    17,289    16,449    14,563    11,488
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               121,694   112,196   114,312   118,049   124,086   117,588

Preferred dividends, as defined (a)                            16,073    16,763    17,836    13,479    12,348    12,018
                                                             ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $137,767  $128,959  $132,148  $131,528  $136,434  $129,606
                                                             ==========================================================
Earnings as defined:

  Net Income                                                 $127,977  $110,951   $69,313  $137,047  $178,185  $136,518
  Add:
    Provision for income taxes:
       Total                                                   59,220    71,374    54,012   100,512   105,933    69,177
    Fixed charges as above                                    121,694   112,196   114,312   118,049   124,086   117,588
                                                             ----------------------------------------------------------

Total earnings, as defined                                   $308,891  $294,521  $237,637  $355,608  $408,204  $323,283
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.54      2.63      2.08      3.01      3.29      2.75
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.24      2.28      1.80      2.70      2.99      2.49
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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